

December 2, 2010

Mr. Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

> **Re: Morgans Hotel Group Co.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 12, 2010**
> **Definitive Proxy Statement**
> **Filed April 15, 2010**
> **File No. 001-33738**

Dear Mr. Szymanski:

We have reviewed your letter dated October 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 2. Summary of Significant Accounting Policies, page F-7

Goodwill, page F-8

1.   We note your response to comment 3. We note that you believe that the Company has one operating segment and the components within the operating segment should be aggregated into one reporting unit based on the components of the reporting unit having similar economic characteristics as defined in ASC 280-10-50-11. Please tell us how you determined that the components (hotels) have similar economic characteristics and include gross margins at each hotel as part of your analysis for the past three years. We note that you have taken impairments for a couple of your hotels over the past two years

Mr. Richard Szymanski
Morgans Hotel Group Co.
December 2, 2010
Page 2

and we noted that occupancy percentages were lower at some of your hotels which we believe would have an impact on your gross margins.

Impairment of Long-Lived Assets, page F-9

2.   We note your response to comment 4. Please supplementally provide us with a detailed analysis of the expected undiscounted future cash flows of Clift over the estimated holding period as it relates to your impairment analysis and tell us the significant assumptions that were used to determine the future cash flows.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 19

Market Benchmarking, page 20

3.   We note your response to comment 11 in our letter dated September 30, 2010 that you will only discuss how the individual target positions deviated from the general target position in future filings. While a discussion of each deviation from the general position will be insightful, disclosure about how actual payments compared to the individual target positions would also appear material to an understanding of your compensation practices for the reported year.   As such, please tell us where each named executive officers' compensation fell based on their 2009 Target Positions. Please confirm that you will provide similar disclosure in future filings, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief